[Letterhead of Sullivan & Cromwell LLP]

April 16, 2009

By EDGAR

Ms. Tracey McKoy,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Ternium S.A. Form 20-F for the Fiscal Year Ended December 31, 2007 Filed June 25, 2008 Form 6-K as of August 5, 2008 Filed August 6, 2008 File No. 001-32734

Dear Ms. McKoy:

On behalf of our client Ternium, S.A., I am writing to respond to the Staff’s most recent comment letter, dated April 2, 2009.

Ternium wishes to respond as comprehensively as possible and with the benefit of the most current information available to the questions raised in the comment letter. Accordingly, Ternium has asked us to advise the Staff that it will require additional time to respond to the Staff’s questions. Ternium currently expects to submit a response as soon as practicable, but in any event by April 30, 2009.

Please do not hesitate to call me at (202) 956-7510 if you have any questions.

Best regards.

Very truly yours,

/s/ Robert S. Risoleo